UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

BROOKDALE SENIOR LIVING INC.
 (Name of Issuer)

Common Stock, $0.01 par value per share
 (Title of Class of Securities)

112463104
 (CUSIP Number)

Mark Horowitz
Co-President
Glenview Capital Management
767 Fifth Avenue, 44th Floor
New York, NY 10153
(212) 812-4700
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
GLENVIEW CAPITAL MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,721,972 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,721,972 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,721,972 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.71% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 4,088,400 Shares (as defined herein) underlying Call Options (as defined herein).  The Reporting Persons do not have the right to exercise the Call Options within 60 days, do not have direct or indirect voting power or investment power over the Shares underlying the Call Options, and do not have the right to acquire such power over such Shares within 60 days.  Notwithstanding, based on Rule 13d-3(d) under the Act, such Shares underlying the Call Options have been included in the Reporting Person’s reported beneficial ownership as of the date of this Schedule 13D.

(2) Based on a total of 185,542,096 Shares outstanding as of September 9, 2019, based on the Company’s Definitive Proxy Statement on Schedule 14A filed September 18, 2019.

SCHEDULE 13D
Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
LARRY ROBBINS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,721,972 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,721,972 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,721,972 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.71% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 4,088,400 Shares (as defined herein) underlying Call Options (as defined herein).  The Reporting Persons do not have the right to exercise the Call Options within 60 days, do not have direct or indirect voting power or investment power over the Shares underlying the Call Options, and do not have the right to acquire such power over such Shares within 60 days. Notwithstanding, based on Rule 13d-3(d) under the Act, such Shares underlying the Call Options have been included in the Reporting Person’s reported beneficial ownership as of the date of this Schedule 13D.

(2) Based on a total of 185,542,096 Shares outstanding as of September 9, 2019, based on the Company’s Definitive Proxy Statement on Schedule 14A filed September 18, 2019.

SCHEDULE 13D
Page 4 of 8 Pages

Item 1.                  Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(e), with respect to the Common Stock, $0.01 par value per share (the “Shares”), of Brookdale Senior Living Inc. (the “Company”), whose principal executive offices are located at 111 Westwood Place, Suite 400, Brentwood, Tennessee 37027.

Item 2.                  Identity and Background

(a-c,f) This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Glenview Capital Management, LLC (“Glenview Capital Management”);

ii) Larry Robbins (“Mr. Robbins”).

This Statement relates to Shares (as defined herein) and Call Options (as defined herein) to acquire Shares held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership (“Glenview Capital Partners”), Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Capital Master Fund”), Glenview Institutional Partners, L.P., a Delaware limited partnership (“Glenview Institutional Partners”), Glenview Capital Opportunity Fund, L.P., a Delaware limited partnership (“Glenview Capital Opportunity Fund”), and Glenview Offshore Opportunity Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Offshore Opportunity Master Fund” and, together with Glenview Capital Partners, Glenview Capital Master Fund, Glenview Institutional Partners and Glenview Capital Opportunity Fund, the “Glenview Funds”).

Glenview Capital Management serves as investment manager to each of the Glenview Funds. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management.

The address of the principal business office of each of Glenview Capital Management and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

Glenview Capital Management is a Delaware limited liability company; Mr. Robbins is a citizen of the United States of America.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                  Source and Amount of Funds or Other Consideration

The funds used for the purchase of the Shares and Call Options reported herein by the Reporting Persons were derived from general working capital of the Glenview Funds, which may have included margin account borrowings made in the ordinary course of business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances

SCHEDULE 13D
Page 5 of 8 Pages

in the account, which may exist from time to time.  Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares and Call Options reported herein.  A total of approximately $55,238,962.20, including commissions, was paid to acquire the Shares and Call Options purchased since the filing of the Reporting Persons’ most recent Schedule 13G, filed with the SEC on February 14, 2019.

Item 4.                  Purpose of Transaction

The Reporting Persons acquired the Shares and Call Options for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.  The Reporting Persons have engaged in conversations with the Company regarding, among other things, the upcoming annual meeting of Stockholders (“Annual Meeting”) to be held on October 29, 2019 to, among other things, elect two directors to the Company’s Board of Directors (the “Board”).  On September 25, 2019, the Reporting Persons engaged in negotiations with the Company concerning the position of Non-Executive Chairman of the Board and the directors to be elected at the upcoming Annual Meeting.  In connection therewith, on September 27, 2019, Glenview Capital Management entered into a letter agreement with the Company (the “Letter Agreement”) pursuant to which Glenview Capital Management agreed, among other things, to vote all Shares over which Glenview has the right to vote (A) in favor of the election of the slate of directors nominated by the Board and (B) in accordance with the Board’s recommendation with respect to any other proposal publicly announced prior to the date of the Letter Agreement and presented at the Annual Meeting.  In exchange, the Company agreed that, conditioned upon the election of both Guy P. Sansone and Victoria L. Freed to the Board at the Annual Meeting, Guy P. Sansone shall be appointed as Non-Executive Chairman of the Board by no later than January 1, 2020.

The foregoing summary of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Letter Agreement, which is included as Exhibit D to this Schedule 13D and is incorporated herein by reference.

On September 27, 2019, the Company issued a press release to announce the Letter Agreement, a copy of which is attached hereto as Exhibit E and is incorporated herein by reference.

The Reporting Persons expect to review from time to time their investment in the Company and may, depending on the market and other conditions and subject to the terms of the Letter Agreement:  (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Shares, Call Options or related derivatives now owned or hereafter acquired by them; and (iii) engage in other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  Subject to the terms of the Letter Agreement, the Reporting Persons may continue to engage in communications with the Company and may engage in further communications with, among others, members of the Board, the Company’s management, shareholders and other potential investors, regarding such matters.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time and subject to the terms of the Letter Agreement, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

SCHEDULE 13D
Page 6 of 8 Pages

Item 5.                  Interest in Securities of the Issuer

(a, b) As of the date hereof, each of Glenview Capital Management and Mr. Robbins may be deemed to the beneficial owner of 21,721,972 Shares, which amount consists of 17,633,572 Shares over which Glenview Capital Management and Mr. Robbins share voting and investment power over, and 4,088,400 Shares underlying 40,884 Call Options that cannot be exercised within 60 days.  As of the date hereof, each of Glenview Capital Management and Mr. Robbins may be deemed the beneficial owner of approximately 11.71% of the total number of Shares outstanding.  The beneficial ownership percentage is based on a total of 185,542,096 shares outstanding as of September 9, 2019, based on Company’s Definitive Proxy Statement on Schedule 14A filed September 18, 2019.

The 21,721,972 Shares reported herein consists of: (A) 554,905 Shares held for the account of Glenview Capital Partners; (B) 105,400 Shares underlying 1,054 Call Options that cannot be exercised within 60 days held for the account of Glenview Capital Partners; (C) 6,023,105 Shares held for the account of Glenview Capital Master Fund; (D) 1,900,900 Shares underlying 19,009 Call Options that cannot be exercised within 60 days held for the account of Glenview Capital Master Fund; (E) 1,410,029 Shares held for the account of Glenview Institutional Partners; (F) 615,900 Shares underlying 6,159 Call Options that cannot be exercised within 60 days held for the account of Glenview Institutional Partners; (G) 4,870,423 Shares held for the account of Glenview Capital Opportunity Fund; (H) 736,100 Shares underlying 7,361 Call Options that cannot be exercised within 60 days held for the account of Glenview Capital Opportunity Fund; (I) 4,775,110 Shares held for the account of Glenview Offshore Opportunity Master Fund; and (J) 730,100 Shares underlying 7,301 Call Options that cannot be exercised within 60 days held for the account of Glenview Offshore Opportunity Master Fund.

As described further in Item 6 below, the Reporting Persons do not have the right to exercise the Call Options within 60 days, do not have direct or indirect voting power or investment power over the Shares underlying the Call Options, and do not have the right to acquire such power over such Shares within 60 days.  Notwithstanding, based on Rule 13d-3(d) under the Act, the Reporting Persons began including the Shares underlying the Call Options in their reported beneficial ownership as of the date of this Schedule 13D.  Pursuant to Rule 13d-4 under the Act, the Reporting Persons disclaim beneficial ownership over the Shares underlying the Call Options, and the inclusion of the Call Options in this Schedule 13D should not be construed as an admission that the Reporting Persons are, for purposes of section 13(d) or 13(g) of the Act, the beneficial owners of any Shares underlying the Call Options.

(c)  Except for the transactions listed in Exhibit C hereto, each of which was effected over-the-counter, there have been no transactions in Shares, or derivatives thereon, by the Reporting Persons during the past 60 days.

(d) The Glenview Funds are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares and Call Options covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6.                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

SCHEDULE 13D
Page 7 of 8 Pages

On September 24, 2019, the Reporting Persons purchased, in the over-the-counter market, European-style zero-strike call options exercisable for 4,088,400 Shares (“Call Options”).  These Call Options are not exercisable until their expiration date of February 11, 2022. The Call Options agreement does not give the Reporting Persons direct or indirect voting power or investment power over the Shares underlying the Call Options.

Except as otherwise described herein, including the Joint Filing Agreement filed as Exhibit A to this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                  Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement
Exhibit B:	Power of Attorney
Exhibit C:	Schedule of Transaction
Exhibit D:	Form of Letter Agreement, dated September 27, 2019, by and among Brookdale Senior Living Inc. and Glenview Capital Management, LLC
Exhibit E:	Press Release, dated September 27, 2019, issued by Brookdale Senior Living Inc.

SCHEDULE 13D
Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Mark J. Horowitz
Co-President of Glenview Capital Management, LLC

LARRY ROBBINS

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Larry Robbins

September 27, 2019